# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SunOpta Inc., CIK 0000351834
CUSIP: 8676EP108
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 7078 SHADY OAK ROAD, EDEN PRAIRIE, Minnesota (MN), 55344
Date of event which requires filing of this statement: 05/01/2026
Filed by CIK 0001403525
Persons authorized to receive notices and communications: Richard Ting, Oaktree Capital Group Holdings GP, LLC, 333 South Grand Avenue, 28th Floor, Los Angeles, California (CA), 90071, (213) 830-6300

## Reporting persons
- Oaktree Organics, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Huntington Investment Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oaktree Capital Group Holdings GP, LLC (CIK 0001403525): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: SunOpta Inc.
Address of issuer's principal executive offices: 7078 SHADY OAK ROAD, EDEN PRAIRIE, Minnesota (MN), 55344
Comment: This Amendment No. 12 ("Amendment No. 12") amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2016, as amended by Amendment No. 1 through Amendment No. 11 (as so amended, the "Schedule 13D"). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplement to add the following at the end thereof:

In connection with consummation on May 1, 2026, of the transactions contemplated by the Arrangement ("Closing"): (i) each share of Series B-1 Preferred Stock was transferred to the Issuer in exchange for the number of Common Shares calculated by multiplying the number of shares of Series B-1 Preferred Stock by 405.9555467 (being the exchange rate of the Series B-1 Preferred Stock contemplated by their terms); (ii) each Common Share was transferred to Purchaser for consideration of $6.50 in cash and (iii) each issued and outstanding Special Share, Series 2 was cancelled without any payment in respect thereof. Following Closing, the Common Shares ceased to be listed or traded on NASDAQ, and the Issuer became a privately-held company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of Common Shares by each of the Reporting Persons set forth in rows (11) and (13) of the cover pages hereto is incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of Common Shares by each of the Reporting Persons set forth in rows (7) through (10) of the cover pages hereto is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: The information set forth in Item 4 hereof is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: After giving effect to Closing, the Reporting Persons ceased to beneficially own any Issuer securities.

## Signatures
- Oaktree Organics, L.P.: /s/ Zachary Serebrenik, Zachary Serebrenik / Managing Director (05/05/2026)
- Oaktree Huntington Investment Fund II, L.P.: /s/ Zachary Serebrenik, Zachary Serebrenik / Managing Director (05/05/2026)
- Oaktree Capital Holdings, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/05/2026)
- Oaktree Capital Group Holdings GP, LLC: /s/ Henry Orren, Henry Orren / Managing Director (05/05/2026)
Comment: OAKTREE ORGANICS, L.P., By: Oaktree Fund GP, LLC Its: General Partner, By: Oaktree Fund GP I, L.P. Its: Managing Member. OAKTREE HUNTINGTON INVESTMENT FUND II, L.P., By: Oaktree Huntington Investment Fund II GP, L.P. Its: General Partner, By: Oaktree Fund GP, LLC Its: General Partner, By: Oaktree Fund GP, I, L.P. Its: Managing Member.